SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

          Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Strategic Energy, L.L.C. ("Strategic Energy"), a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.         Type of securities ("draft", "promissory note"):

Strategic Energy, LaSalle Bank National Association, as Administrative Agent, PNC Bank, National Association, as syndication agent, and certain other financial institutions entered into a certain Credit Agreement dated as of June 11, 2003, for a revolving credit facility.

The parties to the Credit Agreement have entered into a certain First Amendment to Credit Agreement, dated as of May 3, 2003, to extend the termination date of the Credit Agreement from June 9, 2004 to August 8, 2004.

2.         Issue, renewal or guaranty:

Amendment.

3.         Principal amount of each security:

The principal amount outstanding under the Credit Agreement will vary over time as borrowings are made and letters of credit are issued, but shall not exceed in the aggregate the lesser of (i) $95 million, and (ii) the borrowing base (as defined in the Credit Agreement) at any one time outstanding.

4.         Rate of interest per annum of each security:

Borrowings under the Credit Agreement may be either floating rate loans or Eurodollar rate loans. Eurodollar rate loans bear interest at LIBOR plus a margin varying from 1.25% to 2.50%, depending on Strategic Energy's leverage ratio (as defined in the Credit Agreement). Floating rate loans bear interest at the higher of (i) the prime rate of interest announced by LaSalle Bank from time to time, and (ii) the sum of the federal funds effective rate for each day and 0.5%, plus a margin varying from 0.0% to 1.0%, depending on Strategic Energy's leverage ratio. The margins for Eurodollar rate loans and floating rate loans are initially set at 1.50% and 0.0%, respectively.

5.         Date of issue, renewal or guaranty of each security:

The First Amendment to Credit Agreement is dated as of May 3, 2004.

6.         If renewal of security, give date of original issue:

June 11, 2003.

7.         Date of maturity of each security:

The termination date of the Credit Agreement, as amended by the First Amendment to Credit Agreement, is August 8, 2004.

8.         Name of the person to whom each security was issued, renewed or guaranteed:

LaSalle Bank National Association, as administrative agent, lender and an issuing bank, PNC Bank, National Association, as a syndication agent and lender, and Citizens Bank of Pennsylvania, Provident Bank and Fifth Third Bank as lenders.

9.         Collateral given with each security:

Strategic Energy has granted a security interest in all personal and fixture property, instruments, documents, accounts, chattel paper, deposit accounts, letter-of-credit rights, securities and investment property, supporting obligations, contract rights or rights to the payment of money, insurance claims and proceeds, and general intangibles; however, with certain exceptions relating to security provided by Strategic Energy to, or received by Strategic Energy from, electricity suppliers.

Great Plains Energy Incorporated ("Great Plains Energy") has issued to the lenders a limited guaranty in the amount of $40 million relating to Strategic Energy's obligations under the Credit Agreement. The amount of the guaranty is also subject to increase from time to time in the event that Strategic Energy's fixed charge ratio is less than the minimum fixed charge ratio (as those terms are defined in the Credit Agreement).

Great Plains Energy and its associate companies Innovative Energy Consultants Inc., KLT Inc., KLT Energy Services Inc. and Custom Energy Holdings, L.L.C. have entered into a subordination agreement with the lenders which, among other things, subordinates those companies' rights to receive payments on indebtedness owed to them by Strategic Energy in the event of Strategic Energy's default under the Credit Agreement, or in the event of Strategic Energy's dissolution, winding up, liquidation or other similar proceedings.

10.       Consideration given for each security:

Letters of credit issued, and the full amount of borrowings made, pursuant to the Credit Agreement.

11.       Application of proceeds of each security:

The proceeds will be used for financing the existing business of Strategic Energy.

12.       Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          a)  the provisions contained in the first sentence of Section 6(b) [ ]

          b)  the provisions contained in the fourth sentence of Section 6(b) [ ]

          c)  the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.       If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.       If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.       If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Strategic Energy, L.L.C. By: /s/Andrew Washburn Andrew Washburn Chief Financial Officer

Dated: May 7, 2004.